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                           PACER INTERNATIONAL, INC.
                           3746 Mt. Diablo Boulevard
                                   Suite 110
                          Lafayette, California 94549



                                                        August 14, 1998


Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

                Re: Pacer International, Inc.
                    Registration Statement on Form S-1
                    File No. 333-53983
                    ----------------------------------


Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended, Pacer International, Inc. (the "Company") hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-53983) (the "Registration Statement"), effective immediately. The Registration Statement is being withdrawn due to adverse market conditions affecting the Company's proposed offering. We hereby advise you that none of the securities covered by the Registration Statement have been sold.

                                        Very truly yours,

                                        PACER INTERNATIONAL, INC.


                                        /s/ Donald C. Orris
                                        ------------------------------
                                        Donald C. Orris
                                        President and
                                        Chief Executive Officer